Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE	CONTACTS:
Patrick Fitzgerald (Public Relations)
Mylan Laboratories Inc.
724.514.1800

Kris King (Investor Relations)
Mylan Laboratories Inc.
724.514.1800

MYLAN LABORATORIES COMMENCES TENDER OFFER

PITTSBURGH, PA – June 16, 2005 – Mylan Laboratories Inc. (NYSE: MYL) today announced the commencement of its modified “Dutch Auction” self-tender offer for up to approximately 48.8 million shares (up to $1 billion) of its common stock. The tender offer will expire at 5:00 p.m., New York City time, on Friday, July 15, 2005, unless extended.

In the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price not less than $18.00 per share or more than $20.50 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, Mylan will determine the lowest per share price within the range that will enable it to buy up to approximately 48.8 million shares, or such lesser number of shares as are properly tendered. If more than approximately 48.8 million shares are properly tendered at or below the determined price per share, Mylan will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis, as is specified in the offer to purchase relating to the tender offer that will be distributed to shareholders. Additionally, in the event the final purchase price is less than the maximum price of $20.50 per share and more than approximately 48.8 million shares are tendered, Mylan intends to exercise its right to purchase up to an additional 2% of its outstanding common stock without extending the tender offer, so that the Company can repurchase up to $1 billion of its common stock. The tender offer will not be contingent upon any minimum number of shares being tendered. The tender offer will be subject to a number of other terms and conditions, as specified in the offer to purchase.

About Mylan Laboratories

Mylan Laboratories Inc. is a leading pharmaceutical company with three principal subsidiaries, Mylan Pharmaceuticals Inc., Mylan Technologies Inc. and UDL Laboratories, Inc., that develop, license, manufacture, market and distribute an extensive line of generic and proprietary products.

For more information about Mylan, visit www.mylan.com.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mylan common stock. The solicitation and the offers to buy Mylan common stock will only be made pursuant to a separate offer to purchase and related materials. Mylan has filed a Tender Offer Statement on Schedule TO with the SEC. Shareholders should carefully read the Tender Offer Statement, the offer to purchase, the related letter of transmittal and other related materials because they contain important information, including the various terms and conditions of the offer. The offer to purchase, the related letter of transmittal and certain other documents are expected to be mailed promptly to all holders of Mylan common stock, at no expense to them. The Tender Offer Statement (including the offer to purchase the related letter of transmittal and all other offer documents filed by Mylan with the SEC) will also be available at no charge at the SEC’s website at http://www.sec.gov. Shareholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.

Forward-Looking Statements
This press release includes statements that constitute “forward-looking statements”, including with regard to the self tender offer. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: market or other economic changes; other uncertainties and matters beyond the control of management; and the other risks detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release.